UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

BTU International, Inc.

(Exact name of registrant as specified in its charter)

Delaware	000-17297	04-2781248
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

23 Esquire Road, N. Billerica, MA	01862
(Address of principal executive offices)	(Zip Code)

Peter Tallian, Chief Operating Officer, (978) 667-4111

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

A copy of BTU International, Inc.’s Conflict Minerals Report is filed as Exhibit 1.02 hereto and is publicly available at www.btu.com.

Item 1.02 Exhibit

A copy of BTU International, Inc.’s Conflict Minerals Report is filed as Exhibit 1.02 hereto and is publicly available at www.btu.com.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.02 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BTU INTERNATIONAL, INC.

By:	/s/ Peter Tallian	Date: June 2, 2014
Name:	Peter Tallian
Title:	Chief Operating Officer